UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

MEDICINE MAN TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

584680106

(CUSIP Number)

Justin Dye

Dye Capital Cann Holdings, LLC

350 Camino Gardens Blvd., Suite 200

Boca Raton, FL 33432

(303) 371-0387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Adam H. Dunst

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584680106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Dye Capital Cann Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000,000 Shares[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,000,000 Shares[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14.	TYPE OF REPORTING PERSON IN

1 Includes 5,000,000 shares issuable upon exercise of warrants.

Introduction

This Amendment No. 1 (“Amendment No. 1”) on Schedule 13D/A is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, par value $0.001 per share of Medicine Man Technologies, Inc., a Nevada corporation (“MMT” or the “Issuer”) that may be deemed to be beneficially owned by Dye Capital Cann Holdings, LLC (the “Reporting Person”).

This Amendment No. 1 amends and supplements the statement on Schedule 13D dated filed June 13, 2019. This Amendment No. 1 reflects transactions and developments through July 15, 2019, relating to such Reporting Person’s holdings of the Issuer. Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (each, a “Share”, and collectively, the “Shares”), of MMT. The principal executive offices of MMT are located at 4880 Havana Street, Suite 201, Denver, Colorado 80239.

Item 2.	Identity and Background

This Schedule 13D/A is being filed by the Reporting Person, which has sole voting and dispositive power over 10,000,000 Shares which includes 5,000,000 shares issuable upon exercise of warrants, that have not been exercised as of the date hereof.

The Reporting Person’s business address is 350 Camino Gardens Blvd, Suite 200, Boca Raton, FL 33432.

During the five years prior to the date hereof, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

On June 5, 2019, the Reporting Person and Medicine Man Technologies, Inc. (the “Issuer”) entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer agreed to sell to the Reporting Person and the Reporting Person agreed to purchase, in a private placement, up to 7,000,000 shares (the “Common Shares”) of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) at a price of $2.00 per share and warrants (the “Warrants”) to purchase 100% of the number of Common Shares sold. The Warrants are for a term of three years and are exercisable at a price of $3.50. At the initial closing on June 5, 2019, (the “Initial Closing”) the Issuer issued and sold 1,500,000 Common Shares and Warrants to purchase 1,500,000 shares of Common Stock, for gross proceeds of $3,000,000. At the second closing on July 16, 2019 (the “Second Closing”) the Issuer issued and sold 3,500,000 Common Shares and Warrants to purchase 3,500,000 shares of Common Stock, for gross proceeds of $11,000,000.

On July 15, 2019, the Reporting Person and the Issuer entered into an amendment to the Purchase Agreement (the “Amendment”).

The Purchase Agreement, as amended by the Amendment (the “Amended Purchase Agreement”), contemplates the sale, at a third closing to occur on August 15, 2019 or such other date as may be agreed by the Reporting Person and the Issuer, subject to certain closing conditions set forth in the Amended Purchase Agreement, of at least 3,000,000 and up to 5,500,000 additional shares of Common Stock, and warrants to purchase a corresponding number of shares of Common Stock.

Pursuant to the Amended Purchase Agreement, the Issuer also agreed to certain prohibitions on filing registration statements, and future sale and issuance of its Common Stock, subject to certain exceptions and granted to an entity affiliated with the Reporting Person certain rights of participation in future offerings, subject to certain exceptions as set forth in the Purchase Agreement.

Pursuant to the terms of the Amended Purchase Agreement, at the Initial Closing, Justin Dye and Leonardo Riera were appointed to serve as Directors of the Issuer, with Mr. Dye appointed as Chairman of the Board of Directors, and chair of the Governance Committee and a member of the Company’s Audit and Compensation Committees and Mr. Riera appointed as chair of the Audit Committee and a member of the Compensation and Governance Committees.

The information set forth in the Issuer’s Current Reports on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2019 and July 17, 2019, is incorporated herein by reference. The Reporting Person used its working capital to acquire such Shares.

Item 4.	Purpose of Transaction

The Reporting Person acquired the 10,000,000 shares, (including 5,000,000 shares issuable upon exercise of warrants that have not been exercised as of the date hereof) for investment purposes.

The Reporting Person retains the right to change its investment intent, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law. The Reporting Person may engage from time to time in transactions with financial institutions and other parties with respect to the Shares as permitted by law. Other than as described above, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page one of this Schedule 13D/A are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 33,462,628 Shares outstanding.

(c)	The information contained in Item 3 hereto is incorporated herein by reference.

(d)	The Reporting Person does not know of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2019

Signature:

DYE CAPITAL CANN HOLDINGS, LLC

By:	/s/ Justin Dye
Name: Justin Dye
Title: Managing Member

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